Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2015, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to, and is dated, February 24, 2016. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: production, cash operating costs, strip ratios and sources of ore for 2016; estimates of mineral reserves and mineral resources, including grades; the timing for transforming and the ability to transform Wassa and Prestea into lower cost producers; sustaining and development capital expenditures for 2016, including Wassa Underground Mine revenue offsetting development capital expenditures; the results of the Prestea Underground Mine feasibility study, including the post-tax internal rate of return, net present value (including assumed discount rates and gold price) and cash operating costs per ounce and all-in sustaining costs per ounce; timing for production from each of Wassa Underground Mine and Prestea Underground Mine; the life of mine at each of Wassa, Wassa Underground Mine and Prestea Underground Mine; future work to be completed at Wassa Underground Mine, including the rate of decline advances; future work to be completed at Prestea Underground Mine, including the timing for its development and refurbishment, as well as for mechanical and electrical rehabilitation work, stoping and production; timing of receipt of outstanding environmental permits and funding at Prestea Underground Mine; the sources of funds and sufficiency thereof to fund operations and capital expenditures; the timing and amount of payments from the Streaming Agreement (as referred to herein); working capital, debt repayments and requirements for additional capital; the availability of power from the Company’s electricity provider or from other sources; the ability of the Company to repay the 5% Convertible Debentures when due or to restructure them or make alternate arrangements; and the sufficiency of the Company’s cash, the available Ecobank Loan II (as referred to herein) drawdown and the proceeds from the Streaming Agreement, together with the expected mine operating margin, to fund operations and capital expenditures required for the development of the Wassa Underground Mine and the Prestea surface and Prestea Underground Mine.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2014. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and by S. Mitchel Wasel, BSc Geology who is a Qualified Person pursuant to NI 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and in compliance with the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves have not demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2014 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013; and (iii) Prestea Underground - “NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established gold producer that holds a 90% interest in the Wassa and Bogoso/Prestea gold mines in Ghana. The Company is pursuing brownfield development projects at its Wassa and Prestea mines that are expected to transform these operations into low cost producers beginning in 2016. The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada, Ghana and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended December 31,		For the Years Ended December 31,
OPERATING SUMMARY		2015	2014	2015	2014
Wassa gold sold	oz	30,880	25,831	107,751	112,831
Bogoso/Prestea gold sold	oz	20,498	46,254	113,902	147,957
Total gold sold	oz	51,378	72,085	221,653	260,788
Total gold produced	oz	52,141	72,085	222,416	260,788
Average realized gold price	$/oz	1,098	1,201	1,151	1,261

Cash operating cost per ounce - Wassa[1]	$/oz	625	908	838	971
Cash operating cost per ounce - Bogoso/Prestea[1]	$/oz	849	926	1,108	1,180
Cash operating cost per ounce[1]	$/oz	715	919	976	1,090
All-in sustaining cost per ounce[1]	$/oz	896	1,059	1,158	1,252

FINANCIAL SUMMARY
Gold revenues	$'000	56,420	86,586	255,187	328,915
Cost of sales excluding depreciation and amortization	$'000	39,354	71,410	245,494	304,912
Depreciation and amortization	$'000	7,054	8,150	37,339	26,219
Mine operating margin/(loss)	$'000	10,012	7,026	(27,646)	(2,216)
General and administrative expense	$'000	2,521	2,819	14,281	16,367
(Gain)/loss on fair value of financial instruments	$'000	(1,658)	(1,501)	(1,712)	538
Impairment charges	$'000	—	57,747	34,396	57,747

Net income/(loss) attributable to Golden Star shareholders	$'000	13,781	(48,155)	(67,681)	(73,079)
Adjusted net income/(loss) attributable to Golden Star shareholders[2]	$'000	6,829	8,825	(30,359)	(12,234)
Earnings/(loss) per share attributable to Golden Star shareholders - basic and diluted	$/share	0.05	(0.19)	(0.26)	(0.28)
Adjusted earnings/(loss) per share attributable to Golden Star shareholders - basic and diluted [2]	$/share	0.03	0.03	(0.12)	(0.05)
Cash provided by operations	$'000	12,633	4,316	60,148	2,411
Cash provided by operations before working capital changes[3]	$'000	29,725	11,682	53,437	4,541
Cash provided by operations per share - basic and diluted	$/share	0.05	0.03	0.23	0.01
Cash provided by operations before working capital changes per share - basic and diluted	$/share	0.11	0.05	0.21	0.02

Capital expenditures	$'000	13,726	9,219	57,051	33,655
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" below for a reconciliation of adjusted net income/(loss) attributable to Golden Star shareholders and adjusted earnings/(loss) per share attributable to Golden Star shareholders to net income/(loss) attributable to Golden Star shareholders and net earnings/(loss) per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" below for an explanation of the calculation of cash provided by operations before working capital changes.

•
Consolidated cash operating cost per ounce was $715 in the fourth quarter of 2015, 22% lower than $919 in the same period in 2014. Wassa achieved cash operating cost per ounce of $625 in the fourth quarter of 2015. This was the operation's lowest cash operating cost per ounce in five years, compared to $908 in the same period in 2014. The lower cash operating cost per ounce at Wassa was the result of cost savings measures implemented, resulting in a decline in mine operating expenses. Bogoso's cash operating cost per ounce of $849 was also its best quarterly result in five years, compared to $926 in the same period in 2014. The lower cash operating cost per ounce at Bogoso was a result of lower costs of exclusively mining and processing Prestea oxide ore through the non-refractory plant, which commenced in the third quarter of 2015. For the year ended December 31, 2015, consolidated cash operating cost per ounce was $976, a 10% decline compared to $1,090 in 2014.

•
Gold sales of 51,378 ounces in the fourth quarter of 2015 were 29% lower than the 72,085 ounces sold in the same period in 2014. Wassa gold sales in the fourth quarter increased by 20% compared to the same period in 2014 due mainly to higher grade ore processed and higher recovery. Bogoso/Prestea gold sales decreased by 56% in the fourth quarter of 2015 compared to the same period in 2014 as a result of lower plant throughput as the high cost refractory operation at Bogoso was suspended at the end of the third quarter of 2015. Production in the fourth quarter of 2015 was attributable to the lower cost non-refractory operation only, resulting in the decline in ounces compared to prior year. For the year ended December 31, 2015, gold sales of 221,653 ounces were 15% lower than the 260,788 ounces sold in 2014, due to the lower throughput at both operations, primarily as a result of suspending the high cost refractory operation at Bogoso in the third quarter of 2015.

•
Gold revenues totaled $56.4 million in the fourth quarter of 2015, compared to $86.6 million in the same period in 2014. For the year ended December 31, 2015, gold revenue totaled $255.2 million compared to $328.9 million in the same period in 2014. The decline in realized gold price and fewer ounces sold resulted in the decrease in revenue for both the quarter and year ended December 31, 2015 compared to the same periods in 2014. The decline in ounces sold were primarily a result of suspending the high cost refractory operation at Bogoso in the third quarter of 2015.

•
Cost of sales excluding depreciation and amortization in the fourth quarter of 2015 totaled $39.4 million compared to $71.4 million in the same period in 2014. The decrease of cost of sales excluding depreciation and amortization was due to a decrease in mine operating expenses at both Wassa and Bogoso/Prestea mines. Although Wassa mined and processed more tonnes, mine operating expenses declined by 12% as a result of cost savings measures implemented. Bogoso/Prestea mine operating expenses declined by 59% compared to the same prior year quarter as a result of exclusively mining and processing lower cost Prestea oxide ore through the non-refractory plant. For the year ended December 31, 2015, cost of sales excluding depreciation and amortization totaled $245.5 million compared to $304.9 million in the same period in 2014. Lower mine operating expenses were a result of less material mined at Bogoso/Prestea and lower mining and haulage costs at Wassa for 2015. These costs were partially offset by the $14.6 million severance charges recognized during the year.

•
Depreciation and amortization expense totaled $7.1 million in the fourth quarter of 2015 compared to $8.2 million in the same period in 2014. The decrease in depreciation and amortization expense was mainly due to lower production at Bogoso/Prestea as well as the impairment charge on the refractory assets recorded in the second quarter of 2015. For the year ended December 31, 2015, depreciation and amortization expense increased to $37.3 million from $26.2 million in the same period in 2014. The increase in depreciation and amortization expense for the year ended December 31, 2015 is a result of the decrease in recoverable ounces at the Bogoso/Prestea operation in 2015, offset slightly by the lower production at both operations.

•
General and administrative costs totaled $2.5 million in the fourth quarter of 2015, compared to $2.8 million in the same period in 2014. For the year ended December 31, 2015, general and administrative costs totaled $14.3 million compared to $16.4 million in 2014. The decrease in head office costs for the quarter and year ended December 31, 2015 compared to the same periods in 2014 were mainly due to a decrease in legal fees and share based compensation during the current year.

•
The Company recorded a non-cash fair value gain of $1.5 million on the 5% Convertible Debentures in the fourth quarter of 2015 compared to a non-cash fair value gain of $1.5 million in the same period in 2014. The gain was calculated based on the discounted cash flows of the debt component and a Black-Scholes valuation of the conversion feature. For the year ended December 31, 2015, the Company recorded a non-cash fair value gain of 1.4 million on the 5% Convertible Debentures compared to a non-cash fair value loss of $0.5 million in 2014.

•
Net income attributable to Golden Star shareholders for the fourth quarter of 2015 totaled $13.8 million or $0.05 earnings per share, compared with a net loss of $48.2 million or $0.19 loss per share for the same period in 2014. The net income in the fourth quarter of 2015 compared to the net loss for the same period in 2014 due to the $5.7 million gain on reduction of the Bogoso refractory operation asset retirement obligations and the $57.7 million impairment charge recognized on Bogoso's refractory assets during the fourth quarter of 2014. For the year ended December 31, 2015, net loss attributable to Golden Star shareholders totaled $67.7 million compared to $73.1 million in 2014. This decrease is due to the $5.7 million gain on reduction of the Bogoso refractory operation asset retirement obligations and lower impairment charges recorded in 2015, offset by the lower mine operating margins.

•
Adjusted net income attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $6.8 million in the fourth quarter of 2015, compared to $8.8 million for the same period in 2014. The decrease in adjusted net income for the fourth quarter was mainly due to an increase in finance expense in 2015. Adjusted net loss was $30.4 million and $12.2 million respectively for the year ended December 31, 2015 and 2014. The higher adjusted net loss for the year was mainly due to a higher mine operating loss in 2015 as a result of lower production, lower realized gold price and higher depreciation in 2015.

•
Cash provided by operations before working capital changes was $29.7 million for the fourth quarter of 2015, compared to $11.7 million in the same period in 2014. This increase is attributable to higher operating margin at Wassa and proceeds received from the streaming transaction (See "Gold stream agreement and $20 million term loan" in Corporate Development section), offset by a reduction in accounts payable and the lower operating margin at Bogoso/Prestea. For the year ended December 31, 2015, cash provided by operations before working capital changes was $53.4 million, compared to $4.5 million for the same period in 2014. Cash provided by operations increased in 2015 due to proceeds received from the streaming transaction offset by lower mine operating margins at Wassa and Bogoso/Prestea. The lower mine operating margin at Wassa was due to the decline in realized gold price. At Bogoso/Prestea, the lower margin was a result of the lower realized gold price and lower gold production as well as the $12.8 million of severance charges incurred during the year.

•
Capital expenditures for the fourth quarter of 2015 totaled $13.7 million compared to $9.2 million in the same period in 2014. The major capital expenditures in the fourth quarter of 2015 at Wassa included $4.8 million on expenditures relating to the development of the Wassa Underground Mine and $2.0 million on the improvement of the Wassa tailings storage facility and processing plant. Capital expenditures at Bogoso/Prestea during the fourth quarter of 2015 included $3.4 million on expenditures relating to the development of Prestea Underground Mine and $1.7 million on the development of the Prestea Open Pit Mines. For the year ended December 31, 2015, capital expenditures totaled $57.1 million compared to $33.7 million incurred in 2014. The major capital expenditures in 2015 at Wassa included $20.1 million on expenditures relating to the development of the Wassa Underground Mine, $5.4 million on the improvement of the tailings storage facility, $4.8 million on processing plant upgrades and $1.9 million developmental drilling. Capital expenditures at Bogoso/Prestea during 2015 included $17.1 million on expenditures relating to the Prestea Underground Mine and $4.5 million on the development of the Prestea Open Pit Mines.

OUTLOOK FOR 2016
Production and cost guidance

	Gold production	Cash operating costs
	thousands of ounces	$ per ounce
Wassa Open Pit	100 - 110	800 - 900
Wassa Underground	20 - 25	N/A [1]
Prestea Open Pit Mines	60 - 70	840 - 970
Consolidated	180 - 205	815 - 925

[1]
Costs incurred at Wassa Underground will be capitalized until commercial production is achieved. As a result, these costs are reflected in the Company's development capital expenditure guidance set out in the table below and are not included in the Company's cash operating cost per ounce guidance set out in the table above.

Wassa - Production is expected to remain at approximately the same level as 2015. Grade and strip ratio are expected to decline slightly in 2016 resulting in slightly lower production guidance.
Wassa Underground - During the development phase of the Wassa Underground Mine, the Company expects to produce 20,000 - 25,000 ounces in 2016. As these ounces are expected to be produced prior to the commercial production phase of the mine, the revenues from these ounces will be credited against the capital expenditures incurred.
Prestea Open Pit Mines - Production at Prestea/Bogoso is expected to be lower in 2016 relative to the prior year as mining is expected to be exclusively focused on the low-cost non-refractory ore. Production is expected to come from satellite pits in the Prestea South property.
Capital expenditures guidance

	Sustaining ($ millions)	Development ($ millions)	Total ($ millions)
Wassa Open Pit and Processing Plant	6	2	8
Wassa tailings expansion	—	9	9
Wassa Underground	—	34	34
Prestea Open Pit Mines	3	—	3
Prestea Underground	—	36	36
Consolidated	9	81	90
Wassa - The Company expects to spend $6 million on sustaining capital expenditures at the Wassa open pit operations. The Company expects to spend $34 million of capital on development activities related to the Wassa Underground Mine, $9 million on the expansion of the Wassa tailings facility and $2 million on development activities related to the Wassa Open Pit and Processing Plant. Revenue earned on underground ounces produced will be credited against capital expenditures until commercial production is achieved.
Prestea - The Company expects to spend $3 million on sustaining capital expenditures at the Prestea Open Pit Mines. The Company expects to spend $36 million on the development of the Prestea Underground Mine during 2016.
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices decreased from $1,199 per ounce at December 31, 2014 to $1,062 per ounce at December 31, 2015. The Company realized an average gold price of $1,151 per ounce for gold sales during 2015, compared to average realized gold price of $1,261 per ounce for 2014. The spot gold price on February 23, 2016 was $1,227 per ounce.
The average gold price realized by the Company during the year was affected by the streaming arrangement entered into with RGLD Gold AG ("RGLD"). Revenue from spot sales during the year resulted in an average realized price of $1,161 per ounce whereas revenue recognized from the stream agreement resulted in a realized price of $984 per ounce (see table below). During the fourth quarter ended December 31, 2015, 6,366 ounces of gold were delivered to RGLD at an average realized gold price of $972 per ounce. Cash proceeds received from RGLD totaled $226 per ounce for the quarter and year ending December 31, 2015.

	Three Months Ended December 31, 2015			For the Year Ended December 31, 2015
	$'000	Ounces	Realized price	$'000	Ounces	Realized price
Revenue - Stream arrangement
Cash proceeds	$1,442			$2,873
Deferred revenue recognized	4,747			9,621
	$6,189	6,366	$972	$12,494	12,701	$984
Revenue - Spot sales	50,231	45,012	1,116	242,693	208,952	1,161
Total revenue	$56,420	51,378	$1,098	$255,187	221,653	$1,151
Gold stream agreement ("Streaming Agreement") and $20 million term loan
On July 28, 2015, the Company successfully closed a $130 million Streaming Agreement and $20 million loan financing with Royal Gold, Inc. (“RGI”) and its wholly-owned subsidiary RGLD. Under the July 28, 2015 Streaming Agreement, Golden Star initially delivered 8.5% of Bogoso/Prestea and Wassa ("the Mines") production to RGLD at a cash purchase price of 20% of spot gold. This cash purchase price of 20% of spot gold of 8.5% of the Mines production was to remain in effect until 185,000 ounces had been delivered. A further 5% of the Mines production at a cash purchase price of 20% of spot gold was to be delivered thereafter until an additional 22,500 ounces was delivered. Thereafter, 3% of the Mines production at a cash purchase price of 30% of spot gold was to be delivered in perpetuity. The economic effective date of delivery was April 1, 2015.
The Streaming Agreement was subsequently amended on December 30, 2015 to provide an additional $15 million of streaming advance payment with an option, subject to Golden Star satisfying certain conditions, to access a further $5 million. The Streaming percentages were adjusted as follows to reflect the $15 million additional advance payment: From January 1, 2016, the Company will deliver 9.25% of the Mines’ production to RGLD at a cash purchase price of 20% of spot gold. From the earlier of January 1, 2018 or commercial production of the underground mines, Golden Star will deliver 10.5% of production at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. If Golden Star exercises its option on the additional $5 million stream advance, the stream percentage from the earlier of January 1, 2018 or commercial production of the underground mines would be increased to 10.9% at a cash purchase price of 20% spot gold until 250,000 ounces have been delivered; Thereafter, 5.5% of production at a cash purchase price of 30% of spot gold will be delivered.
The Streaming Agreement is a contract for the future delivery of gold ounces at the contracted cash purchase price. During the year ended December 31, 2015, the Company delivered 12,701 ounces of gold to RGLD. Revenue of $12.5 million was recognized for the year ended December 31, 2015, consisting of $2.9 million cash proceeds and $9.6 million of deferred revenue realized.
Ecobank loan II
In the third quarter of 2014, the Company through its subsidiary Golden Star (Wassa) Limited closed a $25 million secured Medium Term Loan Facility ("Ecobank Loan II") with Ecobank Ghana Limited. Drawdowns under the loan facility will be available to finance the development of the Wassa Underground Mine.  This $25 million loan has a term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa's existing plant, machinery and equipment. The interest rate on the loan facility is three month LIBOR plus 11%, per annum, payable monthly in arrears beginning a month following the initial drawdown. Payment of principal commences six months following the initial drawdown and is thereafter payable quarterly in arrears. The Company will be required to adhere to certain financial covenants from the end of 2016. At December 31, 2014, the Company had not made any drawdowns on this facility.
During the year ended December 31, 2015, the Company drew down $22.0 million of the Ecobank Loan II. The Company has until the second quarter of 2016 to draw down the remaining $3.0 million available under the Ecobank Loan II.
Bogoso/Prestea operation
In the fourth quarter of 2015, Bogoso cash operating costs were the lowest achieved in five years. The Company suspended the Bogoso refractory operation at the end of the third of quarter of 2015 and focused on mining the oxide pits south of Prestea and processing ore in the non-refractory plant. This is consistent with the Company's strategy of lowering the cash operating cost per ounce. The non-refractory operation, which commenced in August 2015 produced 19,704 ounces and achieved a cash operating cost per ounce of $849 in the fourth quarter of 2015. The total gold production of the non-refractory operation was 37,169 for the year ended December 31, 2015.
As a result of the suspension of refractory operation, the Company recorded a severance charge of $12.8 million and recognized an impairment charge of $34.4 million during the second quarter of 2015. The impairment charge included $12.9 million on material and supplies inventories, $12.8 million on refractory ore inventory and $8.7 million on mining interests.
Ghana tax legislation update
A new income tax act ("ITA") was passed by Ghana's parliament and assented to by the President on September 1, 2015, on which date the ITA entered into force. The implementation of the ITA commenced on January 1, 2016. The introduction of the ITA did not impact the Company's tax expenses for the year ended December 31, 2015. The significant change in the ITA that may affect the Company is that tax depreciation claims on plant, equipment and mining properties will be included in losses which expire after five years rather than being included in a capital allowance balance that carries forward indefinitely.
Gold hedges
During the first quarter of 2016, the Company initiated a gold hedging program to limit its exposure to the fluctuations in the gold price during the development phrase of the Wassa Underground and Prestea Underground projects. Pursuant to the program, the Company can enter into forward contracts and collar contracts in respect of up to one quarter of 2016 expected gold production.  To date, the Company has entered into (i) forward contracts for 9,000 ounces (or 1,000 ounces per month from April to December 2016) at a gold price of $1,188 per ounce, and (ii) collars on 30,000 ounces at gold prices of no less than $1,125 per ounce and up to $1,255 per ounce, for months ranging from March to December 2016.
DEVELOPMENT PROJECTS UPDATE
Wassa Underground development
In March 2015 the results of a Feasibility Study on the economic viability of an underground mine operating in conjunction with the existing open pit mine were announced and the decision to progress with the construction of the underground mine was affirmed.
Decline development commenced in July 2015. Approximately 1258 meters of advance was achieved on the Main and Ventilation declines by February 23, 2016. Decline development advanced at an average of seven metres per day during the fourth quarter of 2015. The rate of development is expected to increase in 2016 as efficiencies improve.
An update to the resource model has been completed which includes additional drilling undertaken between July 2014 (when the feasibility study resource model was completed) and March 2015. The mine design and schedule has been updated to reflect the changes to the resource model and the expansion of the F shoot area which now has an independent footwall decline access which will allow access to 100 meters of vertical extent on three separate ore lenses. Development towards the main B shoot area will continue as per the feasibility study design.
Construction of the surface infrastructure and the transfer from generator power to grid power was completed in the fourth quarter of 2015.
Project to date capital expenditures have totaled $22.2 million at December 31, 2015 including $2.5 million of capitalized interest. The Company expects to incur approximately $34 million of capital expenditures in 2016.
Prestea
The Prestea mine consists of an underground mine that has been in existence for over 100 years along with adjacent surface deposits. The Prestea mine is located 16 km south of the Bogoso mine and processing plants in the town of Prestea. The underground mine is currently being refurbished and development is expected to commence in the fourth quarter of 2016. A Feasibility Study ("FS") to restart mining was finalized in December 2015.  A number of high grade surface deposits exist to the south of underground mine which the Company are currently mining and processing through the non-refractory processing plant.
Prestea Underground
The FS results for the Prestea Underground Mine were reported in December 2015 and indicated a post-tax internal rate of return of 42% and net present value of $124 million based on a discount rate of 5% and gold price assumption of $1,150 per ounce. Cash operating costs of $462 per ounce and all-in sustaining costs of $603 per ounce were estimated over the life of mine.
Construction capital expenditure for the underground mine was approved during the third quarter of 2015 and work has commenced on procurement for the long-lead time components.
Rehabilitation works are ongoing in 17 level and 24 level access development and in the Central Shaft are completed. All rehabilitation works are on schedule for completion in the first quarter of 2016. Mechanical and electrical rehabilitation work is planned to be completed in the third quarter of 2016 after which, development will commence. Pre-development of the resource will take place from the fourth quarter of 2016 to mid-2017. Stoping is expected to start in mid-2017, with expectation to ramp up to 500 tonnes per day by the end of the 2017.
During the year ended December 31, 2015, the Company incurred capital expenditures totaling $17.1 million at the underground operation. The Company expects to incur approximately $36 million of capital expenditures in 2016.

WASSA OPERATIONS
Through a 90% owned subsidiary Golden Star (Wassa) Limited, the Company owns and operates the Wassa open pit mine, located in the southwestern region of Ghana approximately 35 kilometers northeast of the town of Tarkwa, Ghana. Wassa has a non-refractory processing plant (“Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. Ore from the Wassa mine is processed at the Wassa processing plant.

		Three Months Ended December 31,		For the Years Ended December 31,
		2015	2014	2015	2014
WASSA FINANCIAL RESULTS
Revenue	$'000	$33,760	$30,979	$123,189	$142,734

Mine operating expenses	$'000	22,532	26,559	95,152	114,667
Severance charges	$'000	—	—	1,816	—
Royalties	$'000	1,728	1,550	6,234	7,144
Operating costs to metals inventory	$'000	(3,231)	(3,107)	(4,886)	(5,126)
Inventory net realizable value adjustment	$'000	—	—	1,524	800
Cost of sales excluding depreciation and amortization	$'000	21,029	25,002	99,840	117,485
Depreciation and amortization	$'000	4,068	4,439	14,522	14,619
Mine operating margin	$'000	$8,663	$1,538	$8,827	$10,630

Capital expenditures	$'000	8,001	5,941	33,912	16,406

WASSA OPERATING RESULTS
Ore mined	t	806,153	653,061	2,849,061	2,656,064
Waste mined	t	2,924,040	2,830,078	10,631,663	12,398,568
Ore processed	t	620,047	651,462	2,495,176	2,629,029
Grade processed	g/t	1.77	1.32	1.46	1.41
Recovery	%	93.9	93.4	93.4	92.7
Gold produced	oz	31,395	25,831	108,266	112,831
Gold sold	oz	30,880	25,831	107,751	112,831

Cash operating cost per ounce[1]	$/oz	625	908	838	971
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three Months Ended December 31, 2015 compared to three months ended December 31, 2014
Production
Gold production was 31,395 ounces for the fourth quarter of 2015, a 22% increase from the 25,831 ounces sold during the same period of 2014 due to higher grade processed and higher recovery. Higher grade ore was mined from the lower elevation of the pit, resulting in higher grade ore processed in the quarter.
Gold revenues
Gold revenues were $33.8 million for the fourth quarter of 2015, a 9% increase compared to $31.0 million for the same period in 2014. The increase was due to a 20% increase in ounces of gold sold, offset by the decline in the average realized gold price to $1,093 per ounce in the fourth quarter of 2015, compared to $1,199 per ounce for the same quarter in 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization totaled $21.0 million during the fourth quarter of 2015, compared to $25.0 million incurred during the same period of 2014. The lower cost of sales compared to the same prior year period is mainly due to reduction of headcount, review and renegotiation of contracts, and lower fuel and cyanide costs incurred as a result of cost saving measures implemented.

Depreciation and amortization
Depreciation and amortization for the fourth quarter of 2015 decreased to $4.1 million from $4.4 million during the same period in 2014. The depreciation and amortization expense in the fourth quarter of 2015 was slightly lower due to lower net book values of depreciable assets.
Cash operating cost per ounce
Wassa's cash operating cost per ounce of $625 for the fourth quarter of 2015 was the lowest quarterly result in five years, compared to $908 in the same period in 2014. The lower cash operating cost per ounce was due to a 20% increase in gold sold and a 12% decrease in mine operating expense as a result of cost savings measures implemented.
Capital expenditures
Capital expenditures for the fourth quarter of 2015 totaled $8.0 million compared with $5.9 million during the same period in 2014. Sustaining capital expenditures totaled $1.1 million during the three months ended December 31, 2015 compared to $2.2 million incurred in the comparable period of 2014. Development capital expenditures totaled $6.9 million during the three months ended December 31, 2015 and $3.7 million in the same period of 2014. Development capital expenditures in the fourth quarter of 2015 included $4.8 million of expenditures relating to the development of the Wassa Underground Mine and $1.6 million for the improvement of the tailings storage facility.
For the Years Ended December 31, 2015 compared to year ended December 31, 2014
Production
Gold production was 108,266 ounces for 2015, a 5% decrease from the 112,831 ounces sold during 2014. Although ore grade processed and recovery were higher in 2015, production was impacted by lower throughput as Wassa had ore feed from the Father Brown pit in 2014.
Gold revenues
Gold revenues were $123.2 million for 2015, compared to $142.7 million for the same period in 2014. The decrease was due to a 5% decrease in ounces of gold sold and the decline in the average realized gold price to $1,143 per ounce for the year ended December 31, 2015, compared to $1,265 per ounce for the year ended December 31, 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $99.8 million for 2015, compared to $117.5 million incurred during 2014. The lower cost of sales is mainly related to the $19.5 million decrease in mine operating expenses. Lower mining and processing costs incurred during 2015 and the completion of mining of the Father Brown pit contributed to the lower mine operating expenses for the year ended December 31, 2015.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2015 totaled $14.5 million, consistent with the $14.6 million recorded for the same period in 2014.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the year ended December 31, 2015 totaled $838, down 14% from $971 in the same period of 2014. The lower cash operating cost per ounce was due to a decline in mine operating expense as a result of cost saving measures implemented.
Capital expenditures
Capital expenditures for 2015 were $33.9 million compared with $16.4 million in 2014. Sustaining capital expenditures were $6.5 million for the year ended December 31, 2015 compared to $4.6 million in 2014. Development capital expenditures were $27.4 million for the year ended December 31, 2015 compared to $11.8 million in 2014. Development capital expenditures in the year ended December 31, 2015 included $20.1 million of expenditures relating to the development of the Wassa Underground Mine, $5.4 million for the improvement of the tailings storage facility and $1.9 million developmental drilling at Wassa.

BOGOSO/PRESTEA OPERATIONS
Through a 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations and the Prestea mining operations located near the town of Prestea, Ghana. Bogoso/Prestea has a CIL processing facility which is suitable for treating non-refractory gold ore (“Non-refractory plant”) with capacity of up to 1.5 million tonnes per annum. Bogoso/Prestea also operated a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which used bio-oxidation technology to treat refractory ore (“Refractory plant”). The Company suspended the refractory operation at the end of the third quarter of 2015.
The Prestea mining operations consists of an existing underground mine, neighbouring open pit deposits and associated support facilities. Bogoso/Prestea currently processes the Prestea open pit ore through the Non-refractory plant. Ore feed from the open pit operations commenced in the third quarter of 2015. The Prestea underground mine is currently being refurbished and development commenced in 2016.

		Three Months Ended December 31,		For the Years Ended December 31,
		2015	2014	2015	2014
BOGOSO/PRESTEA FINANCIAL RESULTS
Revenue	$'000	$22,660	$55,607	$131,998	$186,181

Mine operating expenses	$'000	17,591	43,547	128,332	180,020
Severance charges	$'000	(231)	815	12,810	2,844
Royalties	$'000	1,143	2,782	6,669	9,315
Operating costs from/(to) metals inventory	$'000	(178)	(736)	(2,157)	(5,405)
Inventory net realizable value adjustment	$'000	—	—	—	653
Cost of sales excluding depreciation and amortization	$'000	18,325	46,408	145,654	187,427
Depreciation and amortization	$'000	2,986	3,711	22,817	11,600
Mine operating margin/(loss)	$'000	$1,349	$5,488	$(36,473)	$(12,846)

Capital expenditures	$'000	5,725	3,278	23,139	17,249

BOGOSO/PRESTEA OPERATING RESULTS
Ore mined refractory	t	—	729,921	1,230,333	2,690,760
Ore mined non-refractory	t	301,397	—	480,583	—
Total ore mined	t	301,397	729,921	1,710,916	2,690,760
Waste mined	t	894,081	1,694,068	3,603,153	12,169,105
Refractory ore processed	t	—	665,123	1,520,541	2,542,273
Refractory ore grade	g/t	—	2.73	2.15	2.30
Gold recovery - refractory ore	%	—	72.2	67.5	70.3
Non-refractory ore processed	t	317,764	331,769	1,409,128	1,382,213
Non-refractory ore grade	g/t	2.36	1.02	1.32	0.96
Gold recovery - non-refractory ore	%	83.1	39.4	64.3	39.2
Gold produced - refractory	oz	1,042	41,968	76,981	130,208
Gold produced -non-refractory	oz	19,704	4,286	37,169	17,749
Gold produced - total	oz	20,746	46,254	114,150	147,957
Gold sold - refractory	oz	1,042	41,968	76,981	130,208
Gold sold - non-refractory	oz	19,456	4,286	36,921	17,749
Gold sold - total	oz	20,498	46,254	113,902	147,957

Cash operating cost per ounce [1]	$/oz	849	926	1,108	1,180
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.

Three Months Ended December 31, 2015 compared to three months ended December 31, 2014
Production
Bogoso/Prestea gold production was 20,746 ounces for the fourth quarter of 2015 compared to 46,254 ounces during the same period of 2014. The refractory operation was suspended at the end of the third quarter of 2015 which resulted in a decrease of 25,508 refractory ounces in the fourth quarter of 2015 compared to fourth quarter of 2014.
The decrease in refractory ore production was partially offset by an increase of 19,704 ounces in non-refractory gold production. Mining and processing of non-refractory ore from the Prestea open pits began in the third quarter of 2015.
Gold revenues
Gold revenues for the fourth quarter of 2015 were $22.7 million, down $32.9 million from $55.6 million in the fourth quarter of 2014 as a result of lower gold production and a lower realized gold price. Gold sold totaled 20,498 ounces in the fourth quarter of 2015, down 56% from 46,254 ounces sold in the same period of 2014 due to the suspension of the refractory operation in the third quarter of 2015. The realized gold price was down 8%, averaging $1,105 per ounce in the fourth quarter of 2015, compared with $1,202 per ounce in the same period in 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $18.3 million for the fourth quarter of 2015, down 61% from $46.4 million for the same period in 2014. The decrease was a result of lower costs of mining and processing the Prestea oxide ore through the non-refractory plant, which commenced in the third quarter of 2015. The 59% decline in total ore mined and the 68% decline in total ore processed during the fourth quarter of 2015 compared to the same period in 2014 also contributed to the lower cost of sales excluding depreciation and amortization.
Depreciation and amortization
Depreciation and amortization expense decreased to $3.0 million for the fourth quarter of 2015 from $3.7 million for the fourth quarter of 2014. The depreciation and amortization expense in the fourth quarter of 2015 was lower as a result of lower production compared to the same period in 2014 as well as the impairment charge on the refractory assets recorded in the second quarter of 2015.
Cash operating cost per ounce
Cash operating cost per ounce of $849 for the fourth quarter of 2015 was the lowest in five years, compared to $926 for the same period in 2014 due to the change in cost profile at Bogoso/Prestea. Mining and processing costs in the fourth quarter of 2015 were attributable to the non-refractory operation whereas 91% of the gold sold in the same prior year period was attributable to the higher cost refractory operation that has since been suspended at the end of the third quarter of 2015.
Capital expenditures
Capital expenditures for the fourth quarter of 2015 were $5.7 million compared to $3.3 million incurred during the same period in 2014 as a result of an increase in development capital expenditures. Development capital expenditures increased to $3.4 million in the fourth quarter of 2015 compared to $3.1 million in the same period in 2014. Development capital expenditures in the fourth quarter of 2015 were spent on the Prestea Underground Mine.
For the Years Ended December 31, 2015 compared to year ended December 31, 2014
Production
Bogoso/Prestea gold production was 114,150 ounces for the year ended December 31, 2015, down 23% compared to 147,957 ounces in 2014. Refractory gold production decreased to 76,981 ounces in 2015 from the 130,208 ounces produced in 2014 as a result of suspension of the refractory operation at the end of the third quarter of 2015. Non-refractory gold production increased to 37,169 ounces in 2015, more than double the production of 17,749 ounces in 2014 as a result of higher throughput, higher ore grade processed and higher recovery achieved during the year ended December 31, 2015. This increase is due to the commencement of mining and processing of the Prestea oxide ore in the third quarter of 2015.
Gold revenues
Gold revenues for the year ended December 31, 2015 were $132.0 million compared to $186.2 million in 2014. Gold sold totaled 113,902 ounces in the year ended December 31, 2015, down 23% from 147,957 ounces sold in 2014. The realized gold price was down 8%, averaging $1,159 per ounce in 2015, compared with $1,258 per ounce in 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $145.7 million for the year ended December 31, 2015, down from $187.4 million in 2014. Mine operating expenses totaled $128.3 million, 29% lower than the $180.0 million incurred during 2014 mainly as a result of less material mined and processed in the refractory operation, offset by the $12.8 million severance charge recorded during 2015 due to of the suspension of refractory operation. Inventory movements in 2015 also offset the mine operating expense decrease by $4.4 million compared to 2014.
Depreciation and amortization
Depreciation and amortization expense increased to $22.8 million for the year ended December 31, 2015, compared to $11.6 million for 2014. The depreciation and amortization expense for the year ended December 31, 2015 increased due to the lower reserve and resource estimates of the refractory operations compared to the same period in 2014.
Cash operating cost per ounce
Cash operating cost per ounce was $1,108 for the year ended December 31, 2015, compared to $1,180 in 2014 which represents the lowest cost per ounce achieved in five years. The lower cash operating cost per ounce in 2015 was due mainly to the change in cost profile at Bogoso/Prestea. Mining and processing costs per tonne were lower in 2015 as a result of commencement of mining and processing of lower cost Prestea oxide ore through the non-refractory plant in the third quarter of 2015. Mining and processing costs per tonne were higher in 2014 due to higher strip ratio at the refractory pits and higher processing cost per tonne milled on materials from tailings.
Capital expenditures
Capital expenditures for the year ended December 31, 2015 were $23.1 million compared to $17.2 million during 2014. Development capital expenditures were $19.8 million in 2015 compared to $15.7 million in 2014. Development capital expenditures in the year ended December 31, 2015 included $17.1 million on the Prestea Underground Mine and $2.8 million on the development of the Prestea open pit mines.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues	$56,420	$56,452	$65,796	$76,519	$86,586	$77,758	$79,567	$85,004
Cost of sales excluding depreciation and amortization	39,354	55,199	78,738	72,203	71,410	70,774	78,432	84,296
Net income/(loss)	14,217	(8,526)	(68,988)	(15,113)	(53,545)	1,165	(6,708)	(24,353)
Net income/(loss) attributable to shareholders of Golden Star	13,781	(6,832)	(61,503)	(13,127)	(48,155)	2,593	(5,153)	(22,364)
Net (loss)/income per share attributable to shareholders of Golden Star:
- Basic and diluted	$0.05	$(0.03)	$(0.24)	$(0.05)	$(0.19)	$0.01	$(0.02)	$(0.09)

SELECTED ANNUAL INFORMATION

(Stated in thousands of U.S. dollars except per share data)	As of December 31, 2015	As of December 31, 2014	As of December 31, 2013
Cash and cash equivalents	$35,108	$39,352	$65,551
Working capital(1)	(65,750)	(31,964)	11,201
Total assets	238,982	258,053	325,743
Long-term financial liabilities	91,899	85,798	83,387
(Deficit)/Equity	(131,234)	(54,193)	26,702

	For the years ended December 31,
	2015	2014	2013
Revenue	$255,187	$328,915	$467,796
Net loss attributable to Golden Star	(67,681)	(73,079)	(265,892)
Net loss per share attributable to Golden Star shareholders - basic and diluted	(0.26)	(0.28)	(1.03)
(1) - Working Capital is calculated as Current Assets minus Current Liabilities as disclosed on the Consolidated Balance Sheet.
LIQUIDITY AND FINANCIAL CONDITION
The Company held $35.1 million in cash and cash equivalents as of December 31, 2015, down from $39.4 million at December 31, 2014. During the year ended December 31, 2015, operations provided $60.1 million of cash, which included $75 million proceeds received during 2015 from the Streaming Agreement. Investing activities used cash of $56.5 million and financing activities used cash of $7.9 million.
Before working capital changes, operations provided $53.4 million of operating cash flow during the year ended December 31, 2015, compared to $4.5 million provided by operations in the same period in 2014 due to the $75 million proceeds received during 2015 from the Streaming Agreement. Working capital changes provided $6.7 million during 2015, compared to $2.1 million used by working capital in 2014. The working capital changes in 2015 related to a $9.7 million decrease in accounts receivable, $4.5 million increase in accounts payable and accrued liabilities, offset by a $6.8 million increase in inventory and $0.7 million increase in prepaid and other.
The working capital deficit increased from $32.0 million at December 31, 2014 to $65.8 million at December 31, 2015 mainly due to a decrease in inventories by $17.6 million, decrease in accounts receivable by $9.7 million and a $11.5 million increase in current portion of deferred revenue.
Investing activities used $56.5 million during 2015, which included $20.1 million on the development of the Wassa Underground Mine, $17.1 million on the Prestea Underground Mine, $4.5 million on the development of the Prestea open pit mines and $10.2 million on upgrades of the processing plant and the expansion of the tailings facility at Wassa.
Financing activities used $7.9 million cash in 2015 compared to $8.0 million provided in 2014. During the year ended December 31, 2015, the Company drew down $22.0 million on the Ecobank Loan II and received $20.0 million from the term loan financing with RGI. The Company fully settled the Ecobank loan I in the amount of $39.2 million and made an additional $9.4 million of principal debt repayments in 2015. During the same period in 2014, the Company drew down a total of $20.0 million under the Ecobank Loan I and made $12.0 million principal repayments of debt.
LIQUIDITY OUTLOOK
As of December 31, 2015, the Company had $35.1 million in cash and a working capital deficit of $65.8 million. Excluding the non-cash deferred revenue the working capital deficit is $54.2 million. The ability of the Company to reduce the working capital deficit will depend on whether gold prices for 2016 increase significantly beyond the average realized gold price for 2015. The Company expects to produce 180,000 to 205,000 ounces of gold at a cash operating cost of $815 - $925 per ounce.
The current liabilities include an outstanding amount due to the electricity provider in Ghana of $44.8 million. The Company has been in negotiations with the electricity provider since late 2013 to determine a mutually beneficial method to settle the outstanding balance. However, to date no such settlement has been reached. Accordingly, if the electricity provider demands repayment of the outstanding balance and it is not repaid, it could cease to provide power to Bogoso/Prestea which could also result in the Company b eing in default of certain of its contractual obligations with third parties. Unless alternative sources of power are available on terms acceptable to the Company, this could have a material adverse effect on the Company’s results of operations and financial condition.
In addition to the cash operating costs the Company has to pay a 5% royalty to the Government of Ghana, reclamation expenditures, corporate general and administration expenditures, interest and principal payments on long term debt and capital expenditures.
The Company expects to incur $90 million on capital expenditures during 2016, of which $81 million is development capital expenditure and $9 million is sustaining capital expenditure. If gold prices fall significantly from current levels the Company could defer some of the development capital expenditure to meet its obligations.
During 2015, the Company closed the streaming and financing arrangements with RGI and its wholly-owned subsidiary RGLD. The Streaming Agreement, consists of $145 million gold stream of which $75 million was received in 2015. The Company expects to receive a further $70 million in quarterly stream payments upon satisfaction of the development progress of the Wassa and Prestea underground mines. At Golden Star's option, an additional $5 million of stream financing is available subject to certain conditions including procurement of a minimum of $5 million of third party investment.
The Company expects that the existing cash balance, the funds available from the Ecobank Loan II facility and the proceeds from the Streaming Agreement combined with the expected mine operating margin will be sufficient to fund operations and capital expenditures as required for the development of the Wassa Underground and the Prestea Underground Mines.
The Company has a $77.5 million 5% Convertible Debenture due on June 1, 2017. On maturity, the Company may, at its option, satisfy the repayment obligation by paying the principal amount of the 5% Convertible Debentures in cash or, subject to certain limitations, by issuing that number of the Company's common shares obtained by dividing the principal amount of the 5% Convertible Debentures outstanding by 95% of the weighted average trading price of the Company's common shares on the NYSE MKT for the 20 consecutive trading days ending five trading days preceding the maturity date (the "Current Market Price") provided that the aggregate maximum number of common shares to be issued may not exceed 19.99% of the issued and outstanding common shares as of the closing date. If the Company elects to repay the principal amount of the 5% Convertible Debentures at maturity by issuing common shares, and the Company is limited under the terms of the indenture from issuing a number of common shares sufficient to fully repay the 5% Convertible Debentures outstanding at maturity, the Company is required to pay the balance owing in cash, based on the difference between the principal amount of the 5% Convertible Debentures outstanding and the value of the common shares (based on the Current Market Price) delivered in repayment of the 5% Convertible Debentures.
The Company will assess the optimal settlement closer to the maturity of the Convertible Debenture. Considerations of the optimal settlement will include, expected gold price, the Company’s cash balance prior to maturity, the Company’s share price prior to maturity and the expected future cash flow generated by operations. Failure by the Company to repay the 5% Convertible Debentures when due, or to make other satisfactory arrangements and/or the failure to restructure the 5% Convertible Debentures may cause the Company to delay or indefinitely postpone development activities or may cause the Company to suspend or terminate its operations or development activities, any of which could have a material adverse effect on the Company’s results of operations and financial condition.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	$110,811	$—	$—	$—	$110,811
Debt [1]	4,889	87,268	27,333	—	119,490
Finance leases	3,777	3,644	—	—	7,421
Interest on long term debt	7,978	7,908	1,573	—	17,459
Other long term liabilities[2]	13,369	8,630	—	—	21,999
Purchase obligations	7,944	—	—	—	7,944
Rehabilitation provisions[3]	3,660	17,916	26,208	38,941	86,725
Total	$152,428	$125,366	$55,114	$38,941	$371,849

[1]
Includes the outstanding repayment amounts from the 5% Convertible Debentures maturing in June 2017, the Ecobank Loan II, the loan from RGI and the equipment financing loans. Golden Star has the right to repay the $77.5 million principal amount of the 5% Convertible Debentures in cash or in common shares at the due date under certain circumstances provided that the aggregate maximum number of common shares to be issued may not exceed 19.99% of the issued and outstanding common shares as of the closing date. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures into common shares by the holders prior to the maturity date.

[2]	These amounts represent the agreement with the electricity provider in Ghana for deferral of payments of certain accounts payable to 2016 and 2017.

[3]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
RELATED PARTY TRANSACTIONS
There were no material related party transactions in 2015 and 2014 other than compensation of key management personnel which is presented in the table below. Key management personnel are defined as members of the Board of Directors and certain senior officers.

	For the Years Ended December 31,
	2015	2014
Salaries, wages, and other benefits	$2,438	$2,139
Bonuses	983	868
Share-based compensation	593	1,145
	$4,014	$4,152
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms "cash operating cost", “cash operating cost per ounce”, "all-in sustaining costs", "all-in sustaining costs per ounce", "cash provided by operations before working capital changes", "adjusted net income/(loss) attributable to Golden Star shareholders" and "adjusted earnings/(loss) per share attributable to Golden Star shareholders" and "cash provided by operations before working capital changes",
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to the current definition.
The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	Three Months Ended December 31,		For the Years Ended December 31,
	2015	2014	2015	2014
Cost of sales excluding depreciation and amortization	$39,354	$71,410	$245,494	$304,912
Severance charges	231	(815)	(14,626)	(2,844)
Royalties	(2,871)	(4,332)	(12,903)	(16,459)
Metals inventory net realizable value adjustment	—	—	(1,524)	(1,452)
Cash operating costs	36,714	66,263	216,441	284,157
Royalties	2,871	4,332	12,903	16,459
Metals inventory net realizable value adjustment	—	—	1,524	1,452
Accretion of rehabilitation provision	440	437	1,761	1,746
General and administrative costs	2,521	2,819	14,281	16,367
Sustaining capital expenditures	3,488	2,460	9,801	6,212
All-in sustaining costs	$46,034	$76,311	$256,711	$326,393

Ounces sold	51,378	72,085	221,653	260,788
Cost per ounce measures ($/oz):
Cash operating cost per ounce	715	919	976	1,090
All-in sustaining cost per ounce	896	1,059	1,158	1,252
The tables below reconcile cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines:

	Three Months Ended December 31, 2015

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$21,029	$18,325	$39,354
Severance charges	—	231	231
Royalties	(1,728)	(1,143)	(2,871)
Cash operating costs	$19,301	$17,413	$36,714

Ounces sold	30,880	20,498	51,378

Cash operating cost per ounce	$625	$849	$715

	Three Months Ended December 31, 2014

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa		Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$25,002		$46,408	$71,410
Severance charges	—		(815)	(815)
Royalties	(1,550)		(2,782)	(4,332)
Cash operating costs	$23,452		$42,811	$66,263

Ounces sold	25,831	46,254	46,254	72,085

Cash operating cost per ounce	$908		$926	$919

	For the Years Ended December 31, 2015

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$99,840	$145,654	$245,494
Severance charges	(1,816)	(12,810)	(14,626)
Royalties	(6,234)	(6,669)	(12,903)
Metals inventory net realizable value adjustment	(1,524)	—	(1,524)
Cash operating costs	$90,266	$126,175	$216,441

Ounces sold	107,751	113,902	221,653

Cash operating cost per ounce	$838	$1,108	$976

	For the Years Ended December 31, 2014

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Bogoso/Prestea	Combined
Cost of sales excluding depreciation and amortization	$117,485	$187,427	$304,912
Severance charges	—	(2,844)	(2,844)
Royalties	(7,144)	(9,315)	(16,459)
Metals inventory net realizable value adjustment	(800)	(653)	(1,453)
Cash operating costs	$109,541	$174,615	$284,157

Ounces sold	112,831	147,957	260,788

Cash operating cost per ounce	$971	$1,180	$1,090
"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.
We use cash operating cost per ounce and cash (used in)/provided by operations before working capital changes as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to the investors to allow them to also monitor operational efficiencies of the mines owned by the Company. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

Adjusted net income/(loss) attributable to Golden Star shareholders
The table below shows the reconciliation of net income/(loss) attributable to Golden Star shareholders to adjusted net income/(loss) attributable to Golden Star shareholders and adjusted earnings/(loss) per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	Three Months Ended December 31,		For the Years Ended December 31,
	2015	2014	2015	2014
Net income/(loss) attributable to Golden Star shareholders	$13,781	$(48,155)	$(67,681)	$(73,079)
Add back:
Loss/(gain) on fair value of financial instruments	(1,658)	(1,501)	(1,712)	538
Severance charges	(231)	815	14,626	2,844
Gain on reduction of asset retirement obligations	(5,651)	—	(5,651)	—
Impairment charges	—	57,747	34,396	57,747
	6,241	8,906	(26,022)	(11,950)
Adjustments attributable to non-controlling interest	588	(81)	(4,337)	(284)
Adjusted net income/(loss) attributable to Golden Star shareholders	$6,829	$8,825	$(30,359)	$(12,234)

Adjusted earnings/(loss) per share attributable to Golden Star shareholders
Basic and diluted	$0.03	$0.03	$(0.12)	$(0.05)
Weighted average shares outstanding - basic and diluted (millions)	259.8	259.4	259.7	259.4
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of the 5% Convertible Debentures, non-cash impairment charges, non-cash gain on reduction of asset retirement obligations and severance charges, the Company calculates "adjusted net income/(loss) attributable to Golden Star shareholders" and "adjusted net income/(loss) per share attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.
Adjusted net income/(loss) attributable to Golden Star shareholders and adjusted net earnings/(loss) per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of February 24, 2016, there were 259,897,095 common shares of the Company issued and outstanding, 13,911,234 stock options outstanding, 4,496,279 deferred share units outstanding, 5,000,000 warrants outstanding and 5% Convertible Debentures which are convertible into an aggregate of 46,963,636 common shares. The Company's share appreciation rights, performance share units and restricted share units are cash settled instruments.
CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The critical accounting estimates and assumptions are disclosed in Note 4 of the audited consolidated financial statements for the year ended December 31, 2015.
CHANGES IN ACCOUNTING POLICIES
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the audited consolidated financial statements for the year ended December 31, 2015.

FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at December 31, 2015	Basis of measurement	Associated risks
Cash and cash equivalents	$35,108	Loans and receivables	Interest/Credit/Foreign exchange
Accounts receivable	5,114	Loans and receivables	Foreign exchange/Credit
Trade and other payables	71,081	Amortized cost	Foreign exchange/Interest
5% Convertible Debentures	46,406	Fair value through profit and loss	Interest
Warrants	407	Fair value through profit and loss	Market price
Royal Gold loan, net of fees	18,175	Amortized cost	Interest
Ecobank Loan II, net of fees	21,437	Amortized cost	Interest
Equipment financing facility	4,386	Amortized cost	Interest
Finance leases	3,035	Amortized cost	Interest
Other long term liabilities	20,495	Amortized cost	Interest/Foreign exchange
Loans and receivables - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the Royal Gold loan, the Ecobank Loan II, the equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the other long term liabilities has been discounted to reflect its fair value.
Fair value through profit or loss
5% Convertible Debentures - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black Scholes model. The risk free interest rate used in the fair value computation is the interest rate on the US treasury rate with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding the risk premium to the risk free interest rate. A market-based volatility rate was also applied to the fair value computation. For the three and twelve months ended months ended December 31, 2015, a revaluation gain of $1.5 million and $1.4 million were recorded respectively while revaluation gain of $1.5 million and revaluation loss of $0.5 million were included in earnings for the three and twelve months ended December 31, 2014.
Warrants - The fair value of the warrants is estimated based on the Black-Scholes model. For the three and twelve months ended December 31, 2015, a revaluation gain of $0.2 million and $0.3 million were recorded respectively.
DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but is not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. In recognition of the Company's increase in accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. For a complete discussion of the risks, refer to the disclosures in Notes 25 and 26 of the audited consolidated financial statements for the year ended December 31, 2015.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of December 31, 2015, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
The Company's management, under the supervision of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2014. In making this assessment, it used the criteria set forth in the Internal Control - integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on our assessment, management has concluded that, as at December 31, 2015, the Company's internal control over financial reporting is effective based on those criteria.
The Company's internal control over financial reporting as at December 31, 2015 has been audited by PricewaterhouseCoopers ("PWC") Chartered Professional Accountants, Licensed Public Accountants who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2015. PwC as stated in their report that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2015, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.
RISK FACTORS AND ADDITIONAL INFORMATION
The risk factors for the year ended December 31, 2015, are substantially the same as those disclosed and discussed in our annual information form for the year ended December 31, 2014. Additional and/or updated risk factors, if applicable, will be included in our annual information form for the year ended December 31, 2015, which will be filed on SEDAR at www.sedar.com.